UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Snap One Holdings Corp

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

83303Y105

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: specificity

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83303Y105

1.	Name of Reporting Person H&F Corporate Investors VIII, Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 55,424,435
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 55,424,435
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 55,424,435
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 73.0%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 83303Y105

1.	Name of Reporting Person Hellman & Friedman Investors VIII, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 55,424,435
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 55,424,435
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 55,424,435
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 73.0%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 83303Y105

1.	Name of Reporting Person Hellman & Friedman Capital Partners VIII L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 41,962,805
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 41,962,805
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,962,805
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 55.3%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 83303Y105

1.	Name of Reporting Person Hellman & Friedman Capital Partners VIII (Parallel), L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 10,706,163
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 10,706,163
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,706,163
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 14.1%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 83303Y105

1.	Name of Reporting Person HFCP VIII (Parallel-A), L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 2,023,312
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 2,023,312
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,023,312
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.7%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 83303Y105

1.	Name of Reporting Person H&F Executives VIII, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 607,517
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 607,517
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 607,517
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.8%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 83303Y105

1.	Name of Reporting Person H&F Associates VIII, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 124,638
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 124,638
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 124,638
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.2%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 83303Y105

1.	Name of Reporting Person H&F Copper Holdings VIII, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 18,107,829
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 18,107,829
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,107,829
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 23.9%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 83303Y105

1.	Name of Reporting Person H&F Copper Holdings VIII GP, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 18,107,829
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 18,107,829
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,107,829
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 23.9%
12.	Type of Reporting Person (See Instructions) OO

STATEMENT ON SCHEDULE 13G

Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Act”), each of the persons listed below under Item 2 (each a “Reporting Person,” and collectively the “Reporting Persons”), have agreed to file one statement with respect to their beneficial ownership of Common Stock, par value $0.01 per share (“Common Stock”), of Snap One Holdings Corp. (the “Issuer”).

Item 1.

(a) Name of Issuer:

Snap One Holdings Corp.

(b) Address of Issuer’s Principal Executive Offices:

1800 Continental Boulevard, Suite 200

Charlotte, North Carolina 28273

Item 2.

(a) Name of Person Filing:

H&F Corporate Investors VIII, Ltd.

Hellman & Friedman Investors VIII, L.P.

Hellman & Friedman Capital Partners VIII, L.P.

Hellman & Friedman Capital Partners VIII (Parallel), L.P.

HFCP VIII (Parallel-A), L.P.

H&F Executives VIII, L.P.

H&F Associates VIII, L.P.

H&F Copper Holdings VIII, L.P.

H&F Copper Holdings VIII GP, LLC

(b) Address of Principal Business Office, or, if None, Residence:

The principal business office for all persons filing:

415 Mission Street, Suite 5700

San Francisco, CA 94105

(c) Citizenship:

See Item 4 of each cover page.

(d) Title of Class of Securities:

Common stock, par value $0.01 per share.

(e) CUSIP Number:

83303Y105

Item 3.

Not applicable.

Item 4. Ownership.

(a) Amount beneficially owned:

See Item 9 of each cover page.

The Reporting Persons beneficially own an aggregate of 55,424,435 shares of Common Stock. Hellman & Friedman Capital Partners VIII, L.P. directly holds 23,854,976 shares of Common Stock, Hellman & Friedman Capital Partners VIII (Parallel), L.P. directly holds 10,706,163 shares of Common Stock, HFCP VIII (Parallel-A), L.P. directly holds 2,023,312 shares of Common Stock, H&F Executives VIII, L.P. directly holds 607,517 shares of Common Stock, H&F Associates VIII, L.P. directly holds 124,638 shares of Common Stock and H&F Copper Holdings VIII, L.P. directly holds 18,107,829 shares of Common Stock.

The general partner of H&F Copper Holdings VIII, L.P. is H&F Copper Holdings VIII GP, LLC. The managing member of H&F Copper Holdings VIII GP, LLC is Hellman & Friedman Capital Partners VIII, L.P. The general partner of each of Hellman & Friedman Capital Partners VIII, L.P., Hellman & Friedman Capital Partners VIII (Parallel), L.P., HFCP VIII (Parallel-A), L.P., H&F Associates VIII, L.P. and H&F Executives VIII, L.P. (collectively, the “H&F VIII Funds”) is Hellman & Friedman Investors VIII, L.P. The general partner of Hellman & Friedman Investors VIII, L.P. is H&F Corporate Investors VIII, Ltd.

A three member board of directors of H&F Corporate Investors VIII Ltd. has investment discretion over the shares held by the H&F VIII Funds and H&F Copper Holdings VIII, L.P. Each of the members of the board of directors disclaims beneficial ownership of such shares.

(b) Percent of class:

See Item 11 of each cover page.

The Reporting Persons beneficially own an aggregate of 55,424,435 shares of Common Stock representing approximately 73.0% of the outstanding shares. The ownership percentages are calculated based upon 75,889,278 shares of Common Stock outstanding as of November 2, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 24, 2021, as filed with the Securities and Exchange Commission on November 5, 2021.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

See Item 5 of each cover page.

(ii) Shared power to vote or to direct the vote

See Item 6 of each cover page.

(iii) Sole power to dispose or to direct the disposition of

See Item 7 of each cover page.

(iv) Shared power to dispose or to direct the disposition of

See Item 8 of each cover page.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated February 8, 2022

H&F CORPORATE INVESTORS VIII LTD.

By:	/s/ Trevor Watt
Name:	Trevor Watt
Title:	Vice President

HELLMAN & FRIEDMAN INVESTORS VIII L.P.
By:	H&F Corporate Investors VIII Ltd., its general partner

By:	/s/ Trevor Watt
Name:	Trevor Watt
Title:	Vice President

HELLMAN & FRIEDMAN CAPITAL PARTNERS VIII L.P.
By:	Hellman & Friedman Investors VIII L.P., its general partner
By:	H&F Corporate Investors VIII Ltd., its general partner

By:	/s/ Trevor Watt
Name:	Trevor Watt
Title:	Vice President

HELLMAN & FRIEDMAN CAPITAL PARTNERS VIII (PARALLEL), L.P.
By:	Hellman & Friedman Investors VIII L.P., its general partner
By:	H&F Corporate Investors VIII Ltd., its general partner

By:	/s/ Trevor Watt
Name:	Trevor Watt
Title:	Vice President

HFCP VIII (PARALLEL-A), L.P.
By:	Hellman & Friedman Investors VIII L.P., its general partner
By:	H&F Corporate Investors VIII Ltd., its general partner

By:	/s/ Trevor Watt
Name:	Trevor Watt
Title:	Vice President

H&F EXECUTIVES VIII L.P.
By:	Hellman & Friedman Investors VIII L.P., its general partner
By:	H&F Corporate Investors VIII Ltd., its general partner

By:	/s/ Trevor Watt
Name:	Trevor Watt
Title:	Vice President

H&F ASSOCIATES VIII, L.P.
By:	Hellman & Friedman Investors VIII, L.P., its general partner
By:	H&F Corporate Investors VIII, Ltd., its general partner

By:	/s/ Trevor Watt
Name:	Trevor Watt
Title:	Vice President

H&F COPPER HOLDINGS VIII, L.P.
By:	H&F Copper Holdings VIII GP, LLC, its general partner
By:	Hellman & Friedman Capital Partners VIII, L.P., its managing member
By:	Hellman & Friedman Investors VIII, L.P., its general partner
By:	H&F Corporate Investors VIII, Ltd. its general partner

By:	/s/ Trevor Watt
Name:	Trevor Watt
Title:	Vice President

H&F COPPER HOLDINGS VIII GP, LLC
By:	Hellman & Friedman Capital Partners VIII, L.P., its managing member
By:	Hellman & Friedman Investors VIII, L.P., its general partner
By:	H&F Corporate Investors VIII, Ltd. its general partner

By:	/s/ Trevor Watt
Name:	Trevor Watt
Title:	Vice President

EXHIBIT INDEX

Exhibit Number	Title

1	Joint Filing Agreement dated February 8, 2022